                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 10)(1)

                            Whitehall Jewellers, Inc.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                  965 063 10 0
                                  ------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 17, 2006
                                 ----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /X/.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 19 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 2 of 19 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,018,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,018,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,018,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 3 of 19 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,018,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,018,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,018,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 4 of 19 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,018,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,018,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,018,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 5 of 19 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          JWL ACQUISITION CORP.
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*

--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 6 of 19 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          MARK E. SCHWARZ
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,018,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,018,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,018,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 7 of 19 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          STEVEN J. PULLY
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*

--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 8 of 19 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          JOHN P. MURRAY
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*

--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 9 of 19 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          MARK A. FORMAN
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*

--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 10 of 19 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          CLINTON J. COLEMAN
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*

--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 11 of 19 Pages
---------------------                                     ----------------------

         The following  constitutes Amendment No. 10 ("Amendment No. 10") to the
Schedule 13D filed by the undersigned. This Amendment No. 10 amends the Schedule
13D as specifically set forth.

         Item 4 is hereby amended to add the following:

                  On January 17, 2006,  Newcastle  Partners,  L.P. and Whitehall
Jewellers,  Inc. ("Whitehall") entered into an agreement to postpone Whitehall's special meeting of stockholders,  originally scheduled for Thursday, January 19,
2006 (the  "Postponement  Agreement").  A copy of the Postponement  Agreement is attached hereto as Exhibit 10 and is incorporated herein by reference. Under the terms of the  Postponement  Agreement,  the special meeting will be postponed to
Wednesday,  January  25,  2006,  at 10:00 a.m.  (local  time) at a  location  in
Chicago,  Illinois to be determined  by Whitehall  and publicly  announced on or about January 18, 2006.

         Item 6 is hereby amended to add the following:

                  Reference is made to the  Postponement  Agreement  defined and described in Item 4.

         Item 7 is hereby amended to add the following Exhibit:

                10.   Agreement  to  Postpone  January  19  Special  Meeting  of
                      Stockholders by and between Newcastle  Partners,  L.P. and
                      Whitehall Jewellers, Inc., dated January 17, 2006.

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 12 of 19 Pages
---------------------                                     ----------------------

                                   SIGNATURES

         After  reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this
Statement is true, complete and correct.

Dated: January 18, 2006               NEWCASTLE PARTNERS, L.P.

                                      By: Newcastle Capital Management, L.P.,
                                          its General Partner

                                      By: Newcastle Capital Group, L.L.C.,
                                          its General Partner

                                      By: /s/ Mark E. Schwarz
                                          --------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                      By: Newcastle Capital Group, L.L.C.,
                                          its General Partner

                                      By: /s/ Mark E. Schwarz
                                          --------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      NEWCASTLE CAPITAL GROUP, L.L.C.

                                      By: /s/ Mark E. Schwarz
                                          --------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      JWL ACQUISITION CORP.

                                      By: /s/ John P. Murray
                                          --------------------------------------
                                         John P. Murray, President

                                      /s/ Mark E. Schwarz
                                      ------------------------------------------
                                      MARK E. SCHWARZ

                                      /s/ Steven J. Pully
                                      ------------------------------------------
                                      STEVEN J. PULLY

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 13 of 19 Pages
---------------------                                     ----------------------

                                      /s/ John P. Murray
                                      ------------------------------------------
                                      JOHN P. MURRAY

                                      /s/ Mark A. Forman
                                      ------------------------------------------
                                      MARK A. FORMAN

                                      /s/ Clinton J. Coleman
                                      ------------------------------------------
                                      CLINTON J. COLEMAN

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 14 of 19 Pages
---------------------                                     ----------------------

                                  EXHIBIT INDEX
                                  -------------

Exhibit                                                                     Page
-------                                                                     ----

1.   Joint Filing  Agreement by and among Newcastle  Partners,  L.P.,        --
     Newcastle  Capital  Management,  L.P.,  Newcastle Capital Group,
     L.L.C.  and Mark E.  Schwarz,  dated April 18, 2005  (previously filed).

2.   Joint Filing  Agreement by and among Newcastle  Partners,  L.P.,        --
     Newcastle  Capital  Management,  L.P.,  Newcastle Capital Group,
     L.L.C.,  Mark E. Schwarz and Steven J. Pully, dated July 6, 2005
     (previously filed).

3.   Letter to the Special  Committee  of the Board of  Directors  of        --
     Whitehall  Jewellers,  Inc.,  dated October 26, 2005 (previously filed).

4.   Joint Filing  Agreement by and among Newcastle  Partners,  L.P.,        --
     Newcastle  Capital  Management,  L.P.,  Newcastle Capital Group,
     L.L.C.,  Mark E.  Schwarz,  Steven J. Pully and John P.  Murray,
     dated November 29, 2005 (previously filed).

5.   Director Nomination Letter to Whitehall  Jewellers,  Inc., dated        --
     December 13, 2005 (previously filed).

6.   Joint Filing and  Solicitation  Agreement by and among Newcastle        --
     Partners,  L.P.,  Newcastle Capital Management,  L.P., Newcastle
     Capital Group,  L.L.C.,  JWL Acquisition Corp., Mark E. Schwarz,
     Steven  J.  Pully,  John  P.  Murray,  Mark A.  Forman,  Mark J.
     Morrison  and  Clinton J.  Coleman,  dated  December  13,  2005
     (previously filed).

7.   Press Release issued by Newcastle Partners,  L.P., dated January        --
     5, 2006 (previously filed).

8.   Press Release issued by Newcastle Partners,  L.P., dated January        --
     9, 2006 (previously filed).

9.   Press Release issued by Newcastle Partners,  L.P., dated January         --
     12, 2006 (previously filed).

10.  Agreement to Postpone January 19 Special Meeting of Stockholders      15-19
     by and between Newcastle Partners, L.P. and Whitehall Jewellers,
     Inc., dated January 17, 2006.

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 15 of 19 Pages
---------------------                                     ----------------------

                                                                      EXHIBIT 10

        AGREEMENT TO POSTPONE JANUARY 19 SPECIAL MEETING OF STOCKHOLDERS

         AGREEMENT TO POSTPONE JANUARY 19 SPECIAL MEETING OF STOCKHOLDERS  (this
"Agreement"), dated as of January 17, 2006, between Whitehall Jewellers, Inc., a
Delaware corporation (the "Company"), and Newcastle Partners, L. P. ("Newcastle"
and, together with the Company, the "Parties").

         Whereas,  the Company is a party to a  Securities  Purchase  Agreement, dated  as of  October  3,  2005  (the  "Securities  Purchase  Agreement"),  with affiliates  of Prentice  Capital  Management,  L.P.  ("Prentice")  and  Holtzman
Opportunity  Fund,  L.P.  pursuant to which a Special  Meeting of the  Company's
Stockholders  (the  "Special  Meeting") has been called to approve two proposals
(to issue shares and engage in a reverse stock split), and to elect five persons to the Company's Board of Directors (the "Board of Directors"); and

         Whereas,  the Company  previously had scheduled the Special Meeting for
January 19, 2006,  at which the Company's  stockholders  are to consider the two proposals and the election of five directors; and

         Whereas,  Newcastle  is engaged  in a proxy  solicitation  against  the proposals  scheduled to be presented at the Special  Meeting and in favor of its own five nominees to the Board of Directors; and

         Whereas,  the Parties have agreed to postpone the Special Meeting until
Wednesday, January 25, 2006 (the "Postponement").

         Now,  therefore,  in  consideration  of  the  promises,  covenants  and releases set forth below,  the parties do hereby promise,  covenant and agree as follows:

1.       AGREEMENT WITH RESPECT TO POSTPONEMENT OF MEETING. Newcastle agrees, on behalf of itself and its  Affiliates (as defined  below),  with the Company that the Special Meeting shall be postponed to Wednesday,  January 25, 2006, at 10:00
a.m.  (local time) at a location in Chicago,  Illinois to be  determined  by the
Company and publicly announced on or about January 18, 2006.  "Affiliates" shall have the meaning set forth in the Securities Exchange Act of 1934, as amended.

2.       NO INCONSISTENT ACTION.

         (a) Newcastle agrees,  on behalf of itself and its Affiliates,  that it will not take any  action  that  would  restrict,  limit or  interfere  with the
Postponement,  including without limitation (i) challenging or asserting a claim in a lawsuit  directly  challenging  the  Postponement,  this  Agreement  or the decision  of the  Company to  postpone  the  Special  Meeting or enter into this
Agreement, including any breach of fiduciary duty or similar claims with respect thereto;  or (ii) publicly  disparaging or criticizing  the  Postponement,  this
Agreement or the decision to postpone the Special  Meeting or to enter into this
Agreement.  This  Agreement  is not and shall not in any way be  construed as or deemed to be evidence of the merits of the matters  scheduled to be presented at the Special Meeting or the expected outcome.

         (b) The Company agrees that it will take no action to cause the Special
Meeting to be held prior to January 25, 2006.

3.       PUBLIC ANNOUNCEMENT.  Each of the parties acknowledges that the Company will issue a press release  announcing this Agreement and the  Postponement,  in the form attached as Exhibit A hereto.

4.       REPRESENTATIONS  AND WARRANTIES OF THE COMPANY.  The Company represents and warrants as follows:

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 16 of 19 Pages
---------------------                                     ----------------------

         (a) The Company has the  requisite  corporate  power and  authority  to execute,  deliver  and carry  out this  Agreement,  and has taken all  necessary corporate  action to authorize the execution,  delivery and  performance of this
Agreement and the matters contemplated hereby.

         (b) This Agreement has been duly and validly  authorized,  executed and delivered  by the  Company  and  constitutes  a valid  and  binding  obligation, enforceable against the Company in accordance with its terms.

         (c)  Concurrently  herewith,  the Company is executing a  substantially similar agreement with Prentice.

5.       REPRESENTATIONS AND WARRANTIES OF NEWCASTLE.  Newcastle  represents and warrants as follows:

         (a) Newcastle  has the requisite  legal power and authority to execute, deliver and carry out this  Agreement,  and has taken all necessary legal action to authorize the execution,  delivery and  performance of this Agreement and the matters  contemplated  hereby.

         (b) This Agreement has been duly and validly  authorized,  executed and delivered  by  Newcastle,  and  constitutes  a  valid  and  binding  obligation, enforceable against Newcastle and its Affiliates in accordance with its terms.

6.       MISCELLANEOUS.

         (a)  SUCCESSORS.  This Agreement shall be binding upon and inure to the benefit  of the  Parties  hereto  and their  respective  heirs,  successors  and assigns,  and upon any  corporation or other entity into or with which any Party hereto  may  merge,  combine  or  consolidate  (provided  that the  Party is the survivor in such merger, combination or consolidation).

         (b) GOVERNING  LAW. This  Agreement and all disputes  arising out of or relating to it shall be governed by and  construed  and  enforced in  accordance with the laws of the State of  Delaware,  without  reference  to the conflict of laws principles thereof.

         (c)  AMENDMENTS.  Any  provision  in this  Agreement  may be amended or waived by an instrument in writing  signed by each of the Company and Newcastle, and any such  amendment  or waiver  shall be  binding  on all such  Parties.  No amendment to or waiver of any provision hereof shall be effective as against any
Party unless such Party agrees to such amendment or waiver in writing.

         (d) AUTHORITY. Each person executing this Agreement represents that he, she or it has read and fully  understands  this Agreement and that he, she or it has the  authority  to execute  this  Agreement  in his,  her or its  individual capacity or in the capacity identified on the signature page below.

         (e) NOTICES.  Any notice or  communication  required or permitted to be given to any  Party  pursuant  to this  Agreement  shall be  delivered  by hand, transmitted  by  telecopier  or  sent by  registered  or  certified  mail to the address(es)  set forth  below,  or to such  other  address  as any  Party  shall designate by notice in  compliance  with this Section  6(e).  Any notice sent in accordance  with  this  Section  6(e)  shall be  deemed  received  one day after transmission if telecopied  (and a confirmation  obtained) or delivered by hand, and five business days after deposit if mailed.

Notice to Whitehall:                              With a copy to:
Whitehall Jewellers, Inc.                         Sidley Austin LLP
155 North Wacker Drive, Suite 500                 787 Seventh Avenue
Chicago, IL 60606                                 New York, NY 10019
Facsimile: (312) 469-5680                         Telecopy: (212) 839-5599
Attn: Jean FitzSimon, Esq.                        Attn:  Lori Anne Czepiel, Esq.

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 17 of 19 Pages
---------------------                                     ----------------------

Notice to Newcastle:                      With a copy to:
Newcastle Partners, LP                    Olshan Grundman Frome Rosenzweig & Wolosky LLP
300 Crescent Court, Suite 1110            65 East 55th Street
Dallas, TX 75201                          New York, NY  10022
Attn: Mark Schwarz                        Telecopy:  (212) 451-2222
Facsimile: (212) 661-7474                 Attn: Adam Finerman, Esq.

         (f)  SPECIFIC  PERFORMANCE  AND  JURISDICTION.   Each  of  the  Parties
acknowledges  and agrees that  irreparable  harm would occur if any provision of this Agreement were not performed in accordance with the terms thereof,  or were otherwise  breached,  and that such harm  could not be  remedied  by an award of money  damages.  Accordingly,  the Parties  hereto agree that any  non-breaching party shall be entitled to an injunction to prevent  breaches of this  Agreement and to enforce  specifically the terms and provisions hereof. More specifically, each of the Parties  hereto hereby agrees that any action or proceeding  arising out of or relating to this Agreement  shall be commenced in any State or Federal
Court having  subject  matter  jurisdiction  in the State of Delaware,  and each
Party consents to the personal  jurisdiction of and venue in Delaware and agrees further that service of process or notice in any such action or proceeding shall be effective if given in the manner set forth in Section 6(e) of this Agreement.

         (g) DISPUTES;  ATTORNEYS'  FEES. If a Party is required to arbitrate or seek judicial enforcement of its rights under this Agreement,  the substantially prevailing  Party in such  proceeding  shall be entitled to be reimbursed by the other  Party  for  all of the  first  Party's  reasonable  attorneys'  fees  and expenses.

         (h)  COUNTERPARTS.  This  Agreement  may be  executed  in  one or  more counterparts,  each of  which  shall  be  deemed  an  original  but all of which together shall constitute one and the same instrument.

         (i)  SEVERABILITY.  If this  Agreement  is held by a court of competent jurisdiction  to be  invalid,  void or  unenforceable  against  any Party,  such holding  shall in no way render the  Agreement  invalid,  void or  unenforceable against the other such Party.

         (j) ENTIRE AGREEMENT; NO THIRD-PARTY  BENEFICIARIES;  ASSIGNMENT.  This
Agreement (i) constitutes the entire agreement among the parties with respect to the  subject  matter  hereof  and  supersedes  all other  prior  agreements  and understandings,  both written and oral,  between the Parties with respect to the subject  matter  hereof and is not intended to confer upon any person other than the  Parties  hereto  any  rights or  remedies  hereunder  and (ii) shall not be assigned by operation of law or otherwise by any Party without the prior written consent of the other Party. Any attempted assignment or transfer in violation of this Section 6(j) shall be void and of no effect.

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 18 of 19 Pages
---------------------                                     ----------------------

         IN WITNESS WHEREOF,  the Parties have executed this Agreement as of the date first written above.

                                      WHITEHALL JEWELLERS, INC.

                                      By: /s/ JEAN K. FITZSIMON
                                          --------------------------------------
                                          Name: Jean K. FitzSimon
                                          Title: General Counsel

                                      NEWCASTLE PARTNERS, L.P.
                                      By: Newcastle Capital Management, L.P.,
                                          its general partner
                                      By: Newcastle Capital Group, L.L.C.,
                                          its general partner

                                      By: /s/ MARK SCHWARZ
                                          --------------------------------------
                                          Name: Mark Schwarz
                                          Title: Managing Director

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 19 of 19 Pages
---------------------                                     ----------------------

                                    EXHIBIT A
                                    ---------

WHITEHALL                                                           NEWS RELEASE
WHITEHALL JEWELLERS, INC.

================================================================================

                                              For:     Whitehall Jewellers, Inc.
                                              Contact: John R. Desjardins
                                                       Executive Vice President,
                                                       Chief Financial Officer
                                                       312/762-9751

  WHITEHALL ANNOUNCES THAT THE JANUARY 19, 2006 SPECIAL MEETING OF STOCKHOLDERS
                    WILL BE POSTPONED UNTIL JANUARY 25, 2006

      --------------------------------------------------------------------

Chicago,  Illinois, January  --,  2006 -- The Board of  Directors  of  Whitehall
Jewellers,  Inc. (OTC:  JWLR.PK;  "Whitehall" or the "Company")  announced today
that  it  has  reached  a  definitive   agreement  with  both  Prentice  Capital
Management, LP ("Prentice") and Newcastle Partners, LP ("Newcastle") to postpone the Company's Special Meeting of Stockholders  originally  scheduled for January
19, 2006 until January 25, 2006. The meeting will be held beginning at 10:00 AM,
CDT at [a location in Chicago, Illinois to be announced by the Company shortly]

WHITEHALL JEWELLERS

Whitehall  Jewellers,  Inc. is a national  specialty  retailer of fine  jewelry, operating 387 stores in 38 states.  The Company has announced that it intends to close a number  of stores  in the near  term.  The  Company  operates  stores in regional  and super  regional  shopping  malls  under the  names  Whitehall  Co.
Jewellers, Lundstrom Jewelers and Marks Bros. Jewelers.